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                              September 15, 2022

       Renee L. Wilm
       Chief Legal Officer
       Liberty Media Acquisition Corporation
       12300 Liberty Boulevard
       Englewood, CO 80112

                                                        Re: Liberty Media
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39920

       Dear Ms. Wilm:

              We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses of the investment
opportunity in a target company, any price appreciation in the combined
 Renee L. Wilm
Liberty Media Acquisition Corporation
September 15, 2022
Page 2
      company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameRenee L. Wilm
                                                          Division of
Corporation Finance
Comapany NameLiberty Media Acquisition Corporation
                                                          Office of Real Estate
& Construction
September 15, 2022 Page 2
cc:       Katherine Jewell
FirstName LastName